FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March 19, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated March 19, 2008

2.

Material Change Report dated March 19, 2008 (re: March 19 /08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  March 19, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Retains Manager for Molejon Gold Mine

Vancouver, BC – March 19, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced the appointment of Mr. Gaston A. Araya to the position of Construction and Production Manager of the Molejon gold mine.

Mr. Araya brings over 38 years of mining experience in both underground and surface mining.  He was previously Vice President Operations for Glencairn Gold Corporation (now Central Sun Mining Inc.), for which he oversaw operations and projects at various sites in Central America, and General Manager and Chief Operating Officer for Mayan Gold Inc. with operations in Honduras.

Petaquilla is very pleased Mr. Araya with his background in environmental management from pre-opening to mine closure and with senior management experience in Operations and Maintenance as well as in community, government and union relations has joined the Company as it advances towards production at Molejon.

With the addition of Gaston Araya to Petaquilla’s team, the Company looks forward to a smooth transition from the construction phase of the Molejon Gold plant to production this year.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021        Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

March 19, 2008

Item 3.

News Release

The Company’s news release dated March 19, 2008, was disseminated by Marketwire, Incorporated on March 19, 2008.

Item 4.

Summary of Material Change

 The Company  announced the appointment of Mr. Gaston A. Araya to the position of Construction and Production Manager of the Molejon gold mine.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated March 19, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Retains Manager for Molejon Gold Mine

Vancouver, BC – March 19, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced the appointment of Mr. Gaston A. Araya to the position of Construction and Production Manager of the Molejon gold mine.

Mr. Araya brings over 38 years of mining experience in both underground and surface mining.  He was previously Vice President Operations for Glencairn Gold Corporation (now Central Sun Mining Inc.), for which he oversaw operations and projects at various sites in Central America, and General Manager and Chief Operating Officer for Mayan Gold Inc. with operations in Honduras.

Petaquilla is very pleased Mr. Araya with his background in environmental management from pre-opening to mine closure and with senior management experience in Operations and Maintenance as well as in community, government and union relations has joined the Company as it advances towards production at Molejon.

With the addition of Gaston Araya to Petaquilla’s team, the Company looks forward to a smooth transition from the construction phase of the Molejon Gold plant to production this year.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.